Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period November 8, 2002

Universal Domains Incorporated
(Translation of registrant's name into English)

Universal Domains Incorporated
Suite 205 - 1271 Howe Street
Vancouver, B.C. V6Z 1R3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N.A.

BC FORM 45-902F (Formerly Form 20)
Securities Act
Report Of Exempt Distribution

1. State the full name, address and telephone number of the issuer of the security distributed.

Universal Domains Incorporated, Suite 205 - 1271 Howe Street, Vancouver, BC, V6Z 1R3 Tel (604) 646-1075

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The issuer is not a reporting issuer

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The issuer is listed on the Over-the-Counter-Bulletin Board

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

8,082,334 common shares at US$0.01 (approximately Cdn$0.0155) per share

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security / total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Alan Brown Nanaimo, B.C.	8,082,334	October 15, 2002	$0.0155 $125,276.18	74(2)(9)	N/A
Total Cdn			$125,276.18

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

See attached Schedule

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

$125,276.18

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price per share (Canadian $)
N/A

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver this 8th day of November, 2002

Universal Domains Incorporated

Name of issuer (please print)
"Alan Brown"
Signature of authorized signatory

Alan M. Brown, President
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Schedule to Form 45-902F
Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Alan Brown 2838 Neyland Road Nanaimo, B.C. V9T 4J5	Tel:604.646.1075 Email:alanbrown566@hotmail.com	8,082,334 common shares	74(2)(9)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 8, 2002

UNIVERSAL DOMAINS INCORPORATED By: "Alan Brown" (Signature)
Name: Alan M. Brown Title: Director, President & CFO